Recycline, Inc.

preserve

ANNUAL REPORT

657 Main Street

Waltham, MA 02451

0

https://www.preserve.eco/

This Annual Report is dated October 4, 2024.

BUSINESS

Recycline, Inc. (d.b.a. "Preserve" or the "Company") is a C-Corporation organized under the laws of the state of Massachusetts, and in existence since January 1, 1996. Preserve is also a certified B-Corporation, and is one of the leading sustainable consumer goods companies that produces stylish, eco-friendly household and personal care products, as well as products for food service, all made in the USA. As of April 2024, Preserve has 9 FTE employees.

Preserve's business model is centered on reducing the environmental impact of consumer goods by producing products that require lower carbon emissions, lead to less consumption and waste, and protect our oceans.
By using recycled materials, plant-based bioplastics, and ocean-diverted plastics, Preserve seeks to create an ethos of reuse, recycling, and composting in the consumer products marketplace, a sector that is responsible for more than 25% of total U.S. emissions.

Preserve's products can be found in thousands of retail and food service locations across the US and the company has achieved over $100M in sales since its founding.

Preserve has achieved many awards for being a sustainable products company trailblazer, including ten years as Best for the Earth, through the B Corp awards system.

Preserve maintains four U.S. trademarks for the name Preserve, in support of all product lines, as well as trademarks for Gimme 5, Preserve2Go and Shave5. Preserve also maintains some form of trademark protection for the name Preserve for our products in four foreign countries, as well as the European Union. All of these trademarks are owned fully by Preserve.

Preserve holds patent # US 10,413,089 B2 for the Preserve cutlery dispenser which is a key component of Preserve's food service division. This patent is held by Eric Hudson, Preserve Founder & CEO, John Lively, Preserve COO, and Mohan Rajasekaran, General Manager at EVO Design, Preserve's primary design partner.
Preserve maintains four U.S. trademarks for the term Preserve, in reference to all of our product lines, as well as three trademarks for the terms Gimme 5, Preserve2Go and Shave5. Preserve also maintains some form of trademark protection for the name Preserve for our products in four foreign countries, as well as the European Union. All of these trademarks are owned fully by Preserve.

Previous Offerings

Type of security sold: Reg CF

Final amount sold: $195,131.25

Use of proceeds: Given Preserve did not raise the $1.2M it had planned which was what our sources and uses for our Crowdfunding raise was created for, the approximately $160K net from the raise was used to support sales management and reporting both in our physical retail and food service channels as well as working capital for general operations.

Date: June 26, 2023

Offering exemption relied upon: Reg CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Below is a summary of 2023 financials vs 2022:
• Revenues: $8.97M, up 6.6% over 2022.
• Net Income: loss of $459k, 75% greater loss than the $261k loss in 2022.
• EBITDA: $286k, compared to $493k in 2022 (see detail below related to pandemic relief effect)
• Operating Cash Flow: ($216k), compared to $169k in 2022.
• Paid in Capital was $189k, compared to $0 in 2022.

Revenue
Revenue for fiscal year 2023 was $8,968,078, up 6.6%, compared to fiscal year 2021 revenue of $8,415,980. Growth was driven in large part by increases in Food Service sales which continued to rebound to nearly pre-pandemic highs. Shaving sales grew with preparation for placement in January 2024 at all Whole Foods Markets.

Cost of Goods Sold and Margins
• Overall company product margin was 28%, up 2 percentage points from 2022.
• Oral Care margin was 39%, down 3 percentage points.
• Shave margin was 47%, up 1 percentage point.
• Food Service margin was 25%, up 4 percentage points.
• Kitchen margin was 36%, up 13 percentage points.
• Tableware margin was 41%, up 9 percentage points.
• Food Storage margin was 32%, up 1 percentage point.

Expenses
• Total Operating expense was $2.85M, up $185k, or 7%.
• Sales expense increased 13% to $1.4M; spending increased primarily from freight.
• Marketing expense was down 4% from 2022, to $334k; dispensers spending was down but offset by labor and an increase in Amazon marketing costs.
• Product Management expense was down 12% to $385k; significant decrease in labor costs were partially offset by R&D spending.
• G&A expense was up 124% to $741k, due to increases in labor, professional fees, dues and rent costs.
• Gimme 5 expense decreased by 11% to $16k.

Discussion
2023 continued to show a rebound in food service channels from the reduced sales we experienced throughout the pandemic. Our food service growth last year was a highlight of our performance – up 16% over 2022 food service sales.

In our physical retail division, we gained two key placements. POPi Shave 5 was approved at all Whole Foods Market (520 stores) and the Preserve Toothbrush was approved for placement at 600 Walmart stores after a successful test in 200 stores.

Related to our overall financial health, a good demonstration of our successful efforts to rebuild stronger during the pandemic can be seen in the comparison of 2023 results to 2018. With revenues at similar levels (2023 revenues slightly shy of 2018 revenues), operating expenses in 2023 represented 86% of what they were in 2018. And overall margins were better—our Net Income and EBITDA were markedly stronger in 2023 vs 2018.

2023 was also the first year since the pandemic in which we did not receive pandemic related financial support. Taking out the effect of the pandemic relief in 2022 and then comparing to profitability in 2023, Net Income in 2023 was $137K better than 2022, and EBITDA was up 82% over 2022 EBITDA.
Our revenue per employee in 2023 was approximately $1.1M, the greatest it has ever been.

On the financing front, our 2023 StartEngine crowdfunding campaign did not yield the results we had hoped. We raised 195,131.25, with a net of $161K after all StartEngine Fees. The much lower than hoped proceeds were used to support sales management and reporting both in our physical retail and food service channels as well as working capital for general operations. The campaign was positive in the aspect that it required us and inspired us to capture Preserve to present to "retail" investors on the StartEngine platform and we do not view this marketing efforts as wasted.

We secured a total of 242 investors on our raise. We also introduced our company to thousands, and reintroduced Preserve to thousands more through our community outreach.

Please see notes to Financials for information on significant transactions.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $93,530.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shareholder Loan 1
Amount Owed: $145,000.00
Interest Rate: 0.0%
Maturity Date: July 01, 2025

Creditor: Shareholder Loan 2
Amount Owed: $200,000.00
Interest Rate: 0.0%
Maturity Date: July 01, 2025

Creditor: Shareholder Loan 3
Amount Owed: $75,000.00
Interest Rate: 7.5%
Maturity Date: July 01, 2025

Creditor: JK Trust Loan
Amount Owed: $186,667
Interest Rate: 4.13%
Maturity Date: September 29, 2028

Creditor: ECH Trust Loan
Amount Owed: $1,025,000.00
Interest Rate: 0.0%
Maturity Date: July 01, 2025

Creditor: JK Trust Loan
Amount Owed: $250,000.00
Interest Rate: 0.0%
Maturity Date: July 01, 2025

Creditor: Kabbage
Amount Owed: $23,782
Interest Rate: 10%
Maturity Date: May 31, 2024

Creditor: 2019 Convertible Note
Amount Owed: $1,246,500.00
Interest Rate: 4.5%
Maturity Date: July 31, 2025

Creditor: SBA - Disaster Recovery
Amount Owed: $500,000.00
Interest Rate: 3.75%
Maturity Date: May 22, 2050

Creditor: JK Loan
Amount Owed: $350,000.00
Interest Rate: 3.0%
Maturity Date: July 01, 2025

Creditor: Closed Loop Fund
Amount Owed: $371,196
Interest Rate: 3.5%
Maturity Date: September 01, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Our directors and executive officers as of the date hereof, are as follows:

Name: Eric Hudson
Eric Hudson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder & CEO
Dates of Service: January, 1996 - Present
Responsibilities: Eric Hudson, as the Chief Executive Office, leads the Preserve team and works to map and form the company's strategic plan with the Preserve Board and management team. Eric also leads partnership and business

development and works closely with all department heads, from sales to marketing, finance and operations/supply chain in week to week execution of Preserve's business imperatives. Salary & Equity Compensation: $85,000 annual salary; no annual equity compensation. Owns 955,471 shares and owns warrants for 16,650 shares.

Name: Anubhav Goel
Anubhav Goel's current primary role is with SPINS. Anubhav Goel currently services .5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: June, 2019 - Present
Responsibilities: Meets at least four times a year with fellow board members to review management key initiatives and advise on Preserve's strategic direction, in particular as it relates to financing and governance matters. Salary & Equity Compensation: No annual salary; Preserve board members receive equity options under a two-year contract; owns options for 61,800 shares.

Other business experience in the past three years:
Employer: SPINS
Title: Chief Customer Officer
Dates of Service: April 2024- Present

Responsibilities: In his role as Chief Customer Officer, Anubhav Goel designs and oversees delivery of the SPINS customer experience

Other business experience in the past three years:
Employer: SPINS
Title: Chief Solutions Officer
Dates of Service: May, 2022 – April 2024
Responsibilities: In his role as Chief Solutions Officer, Anubhav Goel leads a team of Business Unit GMs that innovate & commercialize solutions to help CPG, Strategic Partner, and Retail clients grow. Each GM partners cross-functionally to deliver Business Unit P&L results for 2022 while also building the engine for future growth to deliver SPINS' 5-Year Strategic Plan.

Other business experience in the past three years:
Employer: SPINS
Title: President, Client Growth Solutions
Dates of Service: March, 2018 - June, 2022
Responsibilities: Led SPINS' Brand Strategy, Consumer Insights, and Financial Clients divisions.

Name: Steven Berkenfeld
Steven Berkenfeld's current primary role is with EcoTopia Consulting. Steven Berkenfeld currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: October, 2019 - Present
Responsibilities: Meets at least four times a year with fellow board members to review management key initiatives and advise on Preserve's strategic direction, in particular as it relates to financing and governance matters. Salary & Equity Compensation: No annual salary; owns 55 shares and options for 66,000 shares.

Other business experience in the past three years:
Employer: EcoTopia Consulting Title: President, Founder/Principal
Dates of Service: January, 2020 - Present
Responsibilities: Advise early stage, mission driven companies on financing, strategy, and impact.

Other business experience in the past three years:
Employer: Brightcore Energy
Title: Chief Strategy Officer
Dates of Service: January, 2020 - Present
Responsibilities: Part time role, leading strategy for the company.

Other business experience in the past three years:
Employer: Svante
Title: Board Member
Dates of Service: December, 2019 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: Carbon Upcycling Technologies
Title: Board Chair
Dates of Service: April 2024 – Present
Responsibilities: Lead Board, review strategy and management initiatives.

Other business experience in the past three years:
Employer: Electrovaya
Title: Board Member

Dates of Service: October 2023 – Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: Avina Clean Hydrogen, Inc.
Title: Board Member
Dates of Service: November, 2022 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: CarbonWave
Title: Board Member
Dates of Service: May, 2022 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: Flux Marine, Ltd
Title: Board Member
Dates of Service: December, 2021 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: Water Tower Research LLC
Title: Board Member and Special Advisor on Climate Tech and Sustainable Investing Dates of Service: August, 2020 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: The Clean Fight Title: Board Member
Dates of Service: December, 2019 - Present
Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:
Employer: ZincFive, Inc
Title: Advisory Board Member
Dates of Service: February, 2020 – Present
Responsibilities: Serve as an advisor to the company

Name: John Lively
John Lively's current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: COO

Dates of Service: August, 2019 - Present
Responsibilities: In his role as COO, John Lively provides operational oversight and direction to all aspects of the company but focuses his time on Preserve's supply chain and operations.
Salary & Equity Compensation: $120,000 annual salary. No annual equity compensation. Owns 27,270 shares; owns options for 35,000shares and warrants for 350 shares

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock Stockholder Name: Eric Hudson
Amount and nature of Beneficial ownership: 955,471 Percent of class: 31.3

Title of class: Common Stock Stockholder Name: Joan Hudson Kopperl Trust of 2010
Amount and nature of Beneficial ownership: 311,500 Percent of class: 10.2

RELATED PARTY TRANSACTIONS

Name of Entity: Eric Hudson
Relationship to Company: Owner, Officer
Nature / amount of interest in the transaction: Shareholder Loan
Material Terms: $70,000 (balance at December 31, 2023); 7.5% interest; 7/1/2025 (maturity).

Name of Entity: Joan Hudson Kopperl 2010 Trust
Relationship to Company: 10%+ Owner
Nature / amount of interest in the transaction: Shareholder Loan
Material Terms: $186,667 (balance at December 31, 2023); 4.13% interest; $3333 monthly principal payments.

OUR SECURITIES

The company has authorized Common Stock, and Convertible Note.
The amount of security authorized is 6,000,000 with a total of 3,325,339 outstanding.
The total amount outstanding includes 247,800 shares to be issued pursuant to stock options issued.
The total amount outstanding includes 28,800 shares to be issued pursuant to outstanding warrants.
The total amount outstanding does NOT include 752,000 shares to be issued pursuant to stock options, reserved but unissued.

Convertible Note
The security will convert into Common stock and the terms of the Convertible Note are outlined below:
Amount outstanding: $1,246,500.00 Maturity Date: July 1, 2025
Interest Rate: 4.5%
Discount Rate: 88.0%
Valuation Cap: None
Conversion Trigger: $3 million equity raise
Material Rights
There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. Any valuation at this stage is difficult to assess. The valuation for the Reg CF offering was established by the Company and hired 409a valuation firms. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess and you may risk overpaying for your investment. The transferability of Securities for this company is limited. Any Common Stock purchased through the crowdfunding campaign in which Preserve engaged is subject to SEC limitations of transfer. This means that the stock/note that you purchased cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer products industry. However, that may never happen or it may happen at a price that results in you losing money on your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties. As we bring new products to market, we may face delays or cost overruns. Failure of new products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to companies' businesses, plans or prospects, sometimes on short notice. Our new products could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly. One of the Company's most valuable assets is its intellectual property. The Company's own trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. The Company is vulnerable to hackers and cyber-attacks As an internet-dependent business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Preserve or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third- party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Preserve could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 4, 2024.

Recycline, Inc.

By /s/ _Eric C. Hudson_

      Name: _Recycline, Inc_

      Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

Recycline, Inc DBA Preserve

Financial Statements YE 12/31/23

INCOME STATEMENT

	2023												2023				2023
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Q1	Q2	Q3	Q4	Annual
Revenue																	
Oral Care	212,866	208,222	304,792	163,782	209,856	322,080	264,497	215,116	300,742	220,537	207,951	200,782	725,880	695,718	780,355	629,270	2,831,223
Shaving	151,715	123,950	138,510	87,003	117,338	168,737	125,636	166,780	132,296	101,458	205,196	268,244	414,175	373,078	424,712	574,898	1,786,863
Tableware	23,175	13,263	36,258	20,256	41,735	40,003	31,163	51,479	29,058	30,052	27,678	11,267	72,695	101,994	111,700	68,996	355,386
Food Service	325,260	305,120	266,969	266,953	308,026	307,959	182,588	462,090	260,084	310,744	414,200	270,941	897,349	882,938	904,762	995,885	3,680,933
Kitchenware	5,059	5,253	6,643	3,772	5,174	6,037	5,211	4,577	4,945	5,681	4,122	4,186	16,955	14,983	14,734	13,989	60,661
Food Storage	16,557	17,287	30,176	14,278	17,170	11,763	15,312	18,019	24,062	18,463	17,411	10,411	64,021	43,211	57,393	46,285	210,909
Compostables	3,066	1,381	1,251	882	2,760	3,676	2,472	1,187	1,316	108	2,256	(4,501)	5,698	7,317	4,975	(2,137)	15,853
Other Revenue	9,347	8,049	10,940	6,485	12,281	13,671	7,415	18,104	9,200	5,769	11,521	(4,343)	28,336	32,438	34,719	12,947	108,440
Financial Discounts	(6,042)	(5,737)	(8,346)	(5,965)	(6,330)	(7,062)	(7,215)	(7,639)	(6,803)	(6,307)	(5,715)	(9,026)	(20,125)	(19,358)	(21,658)	(21,048)	(82,189)
Total Product Revenue	741,002	676,787	787,193	557,445	708,011	866,865	627,079	929,713	754,899	686,504	884,620	747,961	2,204,982	2,132,320	2,311,691	2,319,085	8,968,078
Material Sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gimme 5 Services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Revenue	741,002	676,787	787,193	557,445	708,011	866,865	627,079	929,713	754,899	686,504	884,620	747,961	2,204,982	2,132,320	2,311,691	2,319,085	8,968,078
Cost of Goods Sold																	
Oral Care	138,819	120,082	181,956	103,709	127,853	190,548	162,135	132,270	180,687	130,176	128,045	117,556	440,858	422,110	475,093	375,778	1,713,838
Shaving	89,306	64,131	72,154	47,573	66,589	91,776	69,472	90,508	71,779	54,113	96,059	136,190	225,591	205,938	231,759	286,362	949,650
Tableware	15,266	2,856	16,902	12,064	26,350	19,457	22,964	37,675	19,033	19,801	20,182	(2,736)	35,024	57,872	79,672	37,247	209,814
Food Service	245,582	224,608	202,229	199,526	246,105	231,752	135,293	336,193	200,645	237,925	307,747	197,509	672,419	677,383	672,132	743,181	2,765,114
Kitchenware	3,464	3,486	4,554	2,427	3,258	4,424	2,957	2,849	2,925	3,655	2,463	2,378	11,505	10,108	8,731	8,497	38,841
Food Storage	11,336	11,738	18,902	8,932	13,279	7,515	10,465	13,067	16,648	11,894	12,734	7,466	41,975	29,726	40,181	32,094	143,976
Compostables	2,052	1,328	925	670	1,973	2,301	1,601	912	973	558	1,406	(2,508)	4,305	4,943	3,486	(544)	12,191
COGS-Depreciation	52,802	52,802	52,802	52,496	52,496	50,072	50,072	49,836	49,741	49,742	49,620	49,620	158,406	155,064	149,649	148,981	612,100
Other COGS	1,044	960	2,038	(3,312)	1,851	467	(3,237)	(2,913)	(263)	2,965	(2,847)	382	4,041	(994)	(6,414)	500	(2,867)
Cost of Goods Sold	559,672	481,991	552,461	424,086	539,753	598,311	451,723	660,398	542,169	510,830	615,408	505,858	1,594,124	1,562,150	1,654,289	1,632,096	6,442,659
Gross Profit	181,331	194,796	234,731	133,359	168,258	268,554	175,357	269,315	212,730	175,675	269,212	242,103	610,858	570,170	657,402	686,989	2,525,419
Expense																	
Selling	80,177	83,538	105,638	106,921	116,972	112,349	116,521	129,491	113,591	95,909	156,830	157,536	269,353	336,242	359,603	410,275	1,375,474
Marketing	29,057	26,772	32,976	27,336	30,003	26,763	28,885	30,270	30,530	25,669	22,845	22,466	88,805	84,102	89,685	70,980	333,573
Gimme 5 Services	2,673	1,842	2,365	1,750	1,750	2,780	425	1,150	900	250	250	250	6,881	6,280	2,475	750	16,386
G & A	59,052	55,337	81,398	51,066	73,313	58,964	59,695	53,744	71,062	56,760	63,656	57,406	195,787	183,342	184,500	177,822	741,451
Product Management	41,542	59,602	51,474	34,729	28,617	25,684	26,292	22,000	28,925	23,485	22,812	19,731	152,619	89,030	77,216	66,028	384,893
Total Expense	212,502	227,092	273,852	221,802	250,655	226,540	231,817	236,655	245,008	202,073	266,393	257,388	713,445	698,996	713,480	725,855	2,851,776
Net Ordinary Income	(31,171)	(32,296)	(39,120)	(88,443)	(82,397)	42,014	(56,461)	32,660	(32,277)	(26,398)	2,819	(15,285)	(102,587)	(128,826)	(56,078)	(38,865)	(326,357)
Other Income	-	-	-	-	250	-	-	-	-	-	-	-	-	250	-	-	250
Other Expense	11,444	10,882	11,945	15,040	11,323	10,873	15,291	15,743	11,306	15,910	(6,229)	9,449	34,271	37,236	42,339	19,130	132,976
Net Income	(42,614)	(43,177)	(51,066)	(103,483)	(93,470)	31,140	(71,751)	16,917	(43,583)	(42,308)	9,048	(24,735)	(136,857)	(165,812)	(98,417)	(57,996)	(459,083)

BALANCE SHEET	**2023**											
	Jan	**Feb**	**Mar**	**Apr**	**May**	**Jun**	**Jul**	**Aug**	**Sep**	**Oct**	**Nov**	**Dec**
Assets												
Current Assets												
Cash	59,182	77,974	103,769	67,600	135,501	117,911	107,533	101,362	257,428	54,752	59,076	93,530
Accounts Receivable	772,503	824,476	729,862	626,885	625,342	784,068	708,680	930,561	837,474	873,064	1,058,696	1,015,366
Inventory	1,792,612	1,844,928	1,949,686	1,967,848	1,927,774	1,836,712	1,754,891	1,676,840	1,680,341	1,693,317	1,723,525	1,832,854
Prepaid Expenses	120,885	123,487	69,730	65,278	53,525	62,569	56,395	99,717	135,679	125,007	114,335	96,552
Other Current Assets	20,643	20,643	20,643	20,643	20,643	20,643	20,643	20,643	20,643	20,643	20,643	156,171
Subtotal Current Assets	**2,765,826**	**2,891,508**	**2,873,690**	**2,748,254**	**2,762,785**	**2,821,903**	**2,648,142**	**2,829,123**	**2,931,564**	**2,766,782**	**2,976,275**	**3,194,473**
Fixed Assets												
Property & Equipment	5,664,578	5,664,578	5,664,578	5,664,578	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772	5,668,772
Less Accumulated Depreciation	(4,455,180)	(4,507,982)	(4,560,784)	(4,613,280)	(4,665,776)	(4,715,848)	(4,765,920)	(4,815,756)	(4,865,497)	(4,915,239)	(4,964,858)	(5,014,478)
Subtotal Fixed Assets	**1,209,398**	**1,156,596**	**1,103,794**	**1,051,298**	**1,002,997**	**952,925**	**902,853**	**853,017**	**803,275**	**753,534**	**703,914**	**654,295**
TOTAL ASSETS	**3,975,224**	**4,048,104**	**3,977,484**	**3,799,552**	**3,765,781**	**3,774,828**	**3,550,994**	**3,682,139**	**3,734,840**	**3,520,316**	**3,680,189**	**3,848,767**
Liabilities & Equity												
Current Liabilities												
Accounts Payable	1,147,932	1,216,401	1,275,449	1,183,723	1,091,835	1,093,099	860,235	981,604	926,136	1,016,495	1,176,302	1,288,583
Lines of Credit	-	-	-	5,190	6,832	-	-	-	-	-	-	-
Accrued Expenses	337,510	367,002	325,618	345,380	377,810	372,126	400,171	424,436	415,073	205,932	223,490	201,876
Other Current Liabilities	113,516	109,797	108,719	107,911	103,361	103,361	106,057	104,327	104,992	106,259	104,269	226,466
Short Term Debt	1,795,250	1,828,583	1,803,958	1,808,608	1,851,957	1,833,924	1,815,890	1,797,732	1,969,699	1,926,515	1,913,482	1,905,449
Subtotal Current Liabilities	**3,394,208**	**3,521,783**	**3,513,745**	**3,450,812**	**3,431,795**	**3,402,510**	**3,182,354**	**3,308,099**	**3,415,899**	**3,255,201**	**3,417,543**	**3,622,373**
Long Term Liabilities												
Long Term Debt	2,600,670	2,588,945	2,577,220	2,565,495	2,553,771	2,542,046	2,530,321	2,518,596	2,506,871	2,495,146	2,483,421	2,471,696
Other Liabilities	(8,352)	(8,144)	(7,936)	(7,728)	(7,520)	(7,312)	(7,104)	(6,896)	(6,688)	(6,480)	(6,272)	(6,064)
Subtotal Long Term Liabilities	**2,592,318**	**2,580,801**	**2,569,284**	**2,557,767**	**2,546,251**	**2,534,734**	**2,523,217**	**2,511,700**	**2,500,183**	**2,488,666**	**2,477,149**	**2,465,632**
Equity												
Paid In Capital	4,031,930	4,031,930	4,031,930	4,031,930	4,122,164	4,140,872	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463	4,220,463
Retained Earnings	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)	(6,000,618)
Net Income	(42,614)	(85,792)	(136,858)	(240,340)	(333,810)	(302,670)	(374,421)	(357,504)	(401,087)	(443,396)	(434,348)	(459,083)
Subtotal Equity	**(2,011,302)**	**(2,054,480)**	**(2,105,545)**	**(2,209,028)**	**(2,212,265)**	**(2,162,417)**	**(2,154,576)**	**(2,137,659)**	**(2,181,242)**	**(2,223,551)**	**(2,214,503)**	**(2,239,238)**
TOTAL LIABILITIES & EQUITY	**3,975,224**	**4,048,104**	**3,977,484**	**3,799,552**	**3,765,781**	**3,774,828**	**3,550,994**	**3,682,139**	**3,734,840**	**3,520,316**	**3,680,189**	**3,848,767**

Cash Flow Statement

	2023 Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2023 Q1	Q2	Q3	Q4	Year End
OPERATING ACTIVITIES																	
Net Income	(42,614)	(43,177)	(51,066)	(103,483)	(93,470)	31,140	(71,751)	16,917	(43,583)	(42,308)	9,048	(24,735)	(136,858)	(165,812)	(98,417)	(57,996)	(459,083)
Adjustments to Reconcile Net Income																	
Accounts Receivable	(189,868)	(51,973)	94,614	102,977	1,544	(158,727)	75,389	(221,881)	93,087	(35,590)	(185,632)	43,330	(147,227)	(54,206)	(53,405)	(177,892)	(432,730)
Inventory	34,963	(52,317)	(104,757)	(18,162)	40,074	91,062	81,821	78,051	(3,501)	(12,976)	(30,208)	(109,328)	(122,111)	112,974	156,371	(152,513)	(5,279)
Accounts Payable	30,894	68,469	59,048	(91,726)	(91,888)	1,265	(232,864)	121,369	(55,468)	90,359	159,807	112,280	158,410	(182,350)	(166,964)	362,447	171,544
Accrued Expenses	27,700	29,492	(41,383)	19,762	32,429	(5,684)	28,045	24,264	(9,363)	(209,141)	17,558	(21,614)	15,808	46,507	42,947	(213,197)	(107,934)
Depreciation	52,802	52,802	52,802	52,496	52,496	50,072	50,072	49,836	49,741	49,742	49,620	49,620	158,406	155,064	149,649	148,981	612,100
Other Operating Activities	3,212	(6,320)	52,679	3,644	7,203	(9,044)	8,870	(45,052)	(35,297)	11,939	8,682	4,451	49,571	1,803	(71,479)	25,072	4,967
TOTAL OPERATING CASH FLOW	(82,913)	(3,024)	61,937	(34,493)	(51,612)	84	(60,419)	23,504	(4,384)	(147,976)	28,875	54,005	(24,000)	(86,020)	(41,298)	(65,097)	(216,416)
INVESTING ACTIVITIES																	
New Property & Equipement	(6,433)	-	-	-	(4,195)	-	-	-	-	-	-	-	(6,433)	(4,195)	-	-	(10,628)
TOTAL INVESTING ACTIVITIES	(6,433)	-	-	-	(4,195)	-	-	-	-	-	-	-	(6,433)	(4,195)	-	-	(10,628)
FINANCING ACTIVITIES																	
Short Term Debt	83,333	33,333	(24,625)	9,840	44,991	(24,866)	(18,033)	(18,158)	171,967	(43,183)	(13,033)	(8,033)	92,042	29,965	135,775	(64,250)	193,532
Long Term Debt	(11,517)	(11,517)	(11,517)	(11,517)	(11,517)	(11,517)	(11,517)	(11,517)	(11,517)	(11,517)	(11,517)	(11,517)	(34,551)	(34,551)	(34,551)	(34,551)	(138,203)
Paid in Capital	-	-	-	-	90,234	18,708	79,591	-	-	-	-	-	-	108,941	79,591	-	188,533
TOTAL FINANCING ACTIVITIES	71,816	21,816	(36,142)	(1,677)	123,708	(17,675)	50,041	(29,675)	160,450	(54,700)	(24,550)	(19,550)	57,491	104,356	180,816	(98,801)	243,862
Net Cash Increase for Period	(17,529)	18,792	25,795	(36,169)	67,901	(17,591)	(10,378)	(6,171)	156,066	(202,676)	4,324	34,454	27,058	14,141	139,517	(163,898)	16,819
Cash at Beginning of Period	76,711	59,182	77,974	103,769	67,600	135,501	117,910	107,533	101,362	257,428	54,751	59,076	76,711	103,769	117,910	257,428	76,711
CASH AT END OF PERIOD	59,182	77,974	103,769	67,600	135,501	117,910	107,533	101,362	257,428	54,751	59,076	93,530	103,769	117,910	257,428	93,530	93,530

Statements of Changes in Stockholders' Equity/Deficit

YE 12.31.2023

	Paid In Capital	Retained Earnings (Deficit)	Total Equity (Deficit)
Balance, December 31, 2022	$ 4,031,930	$ (6,000,618)	$ (1,968,688)
Shares Issued for Cash	$ 188,533		
Net Income (Loss)		$ (459,083)	
Balance, December 31, 2023	$ 4,220,463	$ (6,459,701)	$ (2,239,238)

Recycline, Inc DBA Preserve

Note to Financials YE 12/31/23

NOTE 1 – NATURE OF OPERATIONS

Recycline, Inc. DBA Preserve was formed in 1996 ("Inception") in the State of Massachusetts. The financial statements of Recycline, Inc. DBA Preserve (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Waltham, Massachusetts.

Recycline, Inc. DBA Preserve provides a range of recycled plastic and plant-based products for both in and out of the home and for multi or single use occasions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1

- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3

- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sales of tangible products to commercial customers who use the products in their own service offers or resell the goods when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Massachusetts state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods for the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

In January 2011, the Company entered into a term loan with an individual for $350,000. The loan bears interest at 3%, payable quarterly, is uncollateralized, and matures in July 2025. The balance of the loan was $350,000 at December 31, 2023.

In September 2017, the Company entered into a term loan with a third-party for $1,000,000. The loan bears interest at 3.5%, is uncollateralized, and requires monthly payments of $11,725 through maturity in August 2026. The balance of the loan was $375,196 at December 31, 2023.

In April 2018, the Company entered into a term loan with an owner and officer of the Company for $200,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The Company repaid $25,000 of the balance in 2023. The balance of the loan was $145,000 at December 31, 2023.

In August 2018, the Company entered into a term loan with an owner and officer of the Company for $250,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The Company repaid $25,000 of the balance in 2023. The balance of the loan was $200,000 at December 31, 2023.

In October 2019, the Company entered into five subordinated convertible notes payable for a total of $1,246,500 with owners, officers, and investors of the Company. The notes bear interest at 4.5%, with payments of interest only due every two years. The principal of the notes is due at maturity in July 2025. The note contains a conversion feature for common stock upon the occurrence of a qualified financing event, as defined in the notes payable, or at the option of the note holder at maturity. The conversion price depends on the trigger of the conversion. The balance of the notes payable was $1,246,500 at December 31, 2023.

Each investor also received 12 percent warrant coverage on their subordinated convertible notes payable. The warrant entitles the holder to purchase the number of shares of common stock equal to 12% of the principal amount of convertible notes payable divided by $310. The warrant exercise price of Common Stock is $350 per share, and is exercisable up to five years from the initial closing. As part of this transaction, the Company issued 426 fully-vested warrants. The warrants expire if unexercised by June 2025. The Company has determined that the fair value of the warrants would not have a significant impact on the financial statements.

In May 2020, the Company entered into term loan agreement with the Small Business Administration for $150,000. In 2021, the loan was amended to provide total borrowings of $500,000. The loan bears interest at 3.75%, is collateralized by substantially all the assets of the Company, and requires monthly payments, beginning after the first anniversary of the loan, of $2,516 through maturity in April 2050. The balance of the loan was $500,000 at December 31, 2023.

In August 2020, the Company entered into a term loan with an investor for $1,050,000. The loan bears interest at 2.99%, is uncollateralized, and requires monthly interest-only payments until maturity in July 2025. In 2021, $800,000 of the loan was redeemed for common stock. The balance of the loan was $250,000 at December 31, 2023.

In August 2020, the Company entered into a term loan with an investor and affiliate of an officer of the Company for $1,025,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The balance of the loan was $1,025,000 at December 31, 2023.

In October 2022, the Company entered into a short-term loan with a commercial provider for $56,400. The loan bears interest at 10.9% and is repayable in twelve equal monthly payments of $4,700. The balance of the loan was $23,782 at December 31, 2023.

In January 2023, the Company entered into a term loan with an owner and officer of the Company for $100,000. The loan bears at 7.5%, is uncollateralized, and is due in full at maturity in July 2025. The Company repaid $25,000 of the balance in 2023. The balance of the loan was $75,000 at December 31, 2023.

In September 2023, the Company entered into a term loan with an investor and affiliate of an officer of the Company for $200,000. The loan bears interest at 4.13%, is uncollateralized, and requires quarterly payments of $3333 plus interest. The balance of the loan was $186,667 at December 31, 2023.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 6,000,000 shares of our common stock with no par value. As of December 31, 2023 the company has currently issued 3,048,739 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Eric Hudson

Relationship to Company: Owner, Officer

Nature / amount of interest in the transaction: Shareholder Loan

Material Terms: $70,000 (balance at December 31, 2023); 7.5% interest; 7/1/2025 (maturity).

Name of Entity: Joan Hudson Kopperl 2010 Trust

Relationship to Company: 10%+ Owner

Nature / amount of interest in the transaction: Shareholder Loan

Material Terms: $186,667 (balance at December 31, 2023); 4.13% interest; $3333 monthly principal payments.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through September 17, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Eric Hudson, the Founder and CEO of Recycline, Inc. DBA Preserve, hereby certify that the financial statements of Recycline, Inc. DBA Preserve and notes thereto for the period ending December 31, 2023 included in this Form C-AR statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Recycline, Inc. DBA Preserve has not yet filed its federal tax return for 2023. For the year 2022 the amounts reported on our tax returns were total income of $2,834,747; taxable income of $(311,832) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 17th of September 2023.



Eric C Hudson

Founder and CEO

September 17, 2023

Recycline, Inc. DBA Preserve

Financial Statements

December 31, 2022 and 2021



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

Recycline, Inc. DBA Preserve

Table of Contents

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders
Recycline, Inc. DBA Preserve
Waltham, MA

We have reviewed the accompanying financial statements of Recycline, Inc. DBA Preserve (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.



Keiter

February 23, 2023
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Recycline, Inc. DBA Preserve

Balance Sheets
December 31, 2022 and 2021

Assets	2022	2021
Current assets:		
Cash	$ 76,711	$ 71,895
Accounts receivable	582,635	610,165
Inventory	1,828,254	1,570,972
Prepaid expenses	123,487	199,171
Total current assets	2,611,087	2,452,203
Right of use asset, net	20,643	70,144
Property and equipment, net	1,255,767	1,834,339
Total assets	$ 3,887,497	$ 4,356,686
Liabilities and Stockholders' Deficit		
Current liabilities:		
Current maturities of long term debt	$ 236,960	$ 220,764
Accounts payable	1,117,059	1,113,748
Accrued expenses	309,810	304,097
Lease liability, current	23,993	53,940
Other current liabilities	70,808	80,634
Total current liabilities	1,758,630	1,773,183
Long-term liabilities:		
Lease liability, long term	-	23,994
Long term debt, less current maturities	2,850,396	3,020,077
Convertible notes payable	1,246,500	1,246,500
Total long-term liabilities	4,096,896	4,290,571
Total liabilities	5,855,526	6,063,754
Stockholders' deficit:		
Common stock no par value; 6,000,000 shares authorized; 60,449 shares issued and outstanding	-	-
Additional paid-in capital	4,799,860	4,745,371
Accumulated deficit	(6,767,889)	(6,452,439)
Total stockholders' deficit	(1,968,029)	(1,707,068)
Total liabilities and stockholders' deficit	$ 3,887,497	$ 4,356,686

See independent accountants' review report and accompanying notes to financial statements.

Recycline, Inc. DBA Preserve

Statements of Operations
Years Ended December 31, 2022 and 2021

	2022	2021
Revenue, net	$ 8,415,980	$ 7,402,355
Cost of goods sold	6,217,501	5,347,230
Gross profit	2,198,479	2,055,125
Operating expenses:		
Selling and marketing	1,560,281	1,395,569
General and administrative expenses	705,785	751,941
Product management	437,043	422,980
Total operating expenses	2,703,109	2,570,490
Operating loss	(504,630)	(515,365)
Other income (expense):		
Paycheck Protection Program Loan forgiveness	-	164,600
Interest expense	(116,136)	(114,491)
Other income	335,302	186,507
Other expense	(29,986)	(44,750)
Total other income, net	189,180	191,866
Net loss	$ (315,450)	$ (323,499)

See independent accountants' review report and accompanying notes to financial statements.

Recycline, Inc. DBA Preserve

Statements of Changes in Stockholders' Deficit
Years Ended December 31, 2022 and 2021

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2021	$ -	$ 3,825,373	$ (6,128,940)	$ (2,303,567)
Redemption of note payable through issuance of common stock	-	800,000	-	800,000
Stock compensation	-	119,998	-	119,998
Net loss	-	-	(323,499)	(323,499)
Balance, December 31, 2021	-	4,745,371	(6,452,439)	(1,707,068)
Stock compensation	-	54,489	-	54,489
Net loss	-	-	(315,450)	(315,450)
Balance, December 31, 2022	$ -	$ 4,799,860	$ (6,767,889)	$ (1,968,029)

See independent accountants' review report and accompanying notes to financial statements.

4

Recycline, Inc. DBA Preserve

Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (315,450)	$ (323,499)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	611,499	744,140
Amortization of right of use asset	49,501	49,444
Paycheck Protection Program Loan forgiveness	-	(164,600)
Stock compensation	54,489	119,998
Change in operating assets and liabilities:		
Accounts receivable	27,530	(133,550)
Inventory	(257,282)	(257,715)
Prepaid expenses	75,684	(133,483)
Accounts payable	3,311	236,138
Accrued expenses	5,713	53,343
Lease liability	(53,941)	(50,284)
Other current liabilities	(9,826)	(14,557)
Net cash provided by operating activities	191,228	125,375
Cash flows used in investing activities:		
Purchase of property and equipment	(32,927)	(117,771)
Cash flows from financing activities:		
Payments on long-term debt	(220,402)	(517,002)
Proceeds from long-term debt	66,917	349,738
Proceeds from Paycheck Protection Program Loan	-	164,600
Net cash used in financing activities	(153,485)	(2,664)
Net change in cash	4,816	4,940
Cash, beginning of year	71,895	66,955
Cash, end of year	$ 76,711	$ 71,895
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 116,136	$ 114,491
Non-cash transactions:		
Redemption of note payable through issuance of common stock	$ -	$ 800,000

See independent accountants' review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Recycline, Inc. dba Preserve (the "Company") was founded in 1996 in the State of Massachusetts and is headquartered in Waltham, Massachusetts. The Company provides a range of recycled plastic and plant-based products for both in and out of the home, and for multi- or single-use occasions.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits.

As of and for the year ended December 31, 2022, two customers accounted for 58% of accounts receivable and three customers accounted for 56% of revenue. As of and for the year ended December 31, 2021, two customers accounted for 54% of accounts receivable and two customers accounted for 42% of revenue.

Accounts Receivable: Accounts receivable consists of trade accounts receivable and is recorded at the invoice amount.   The Company's trade accounts receivable are generally uncollateralized.   Management closely monitors outstanding accounts receivable and records an allowance for doubtful accounts when balances are deemed uncollectible.   This allowance is based on management's estimate of the amount of receivables that will actually be collected. As of December 31, 2022 and 2021, the Company determined no allowance for doubtful accounts was necessary. Accounts receivable at January 1, 2021, was $476,615.

Inventory: Inventory consists of production materials and finished goods and is stated at the lower of cost or net realizable value, with cost being determined using the first-in first-out method. The Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required. As of December 31, 2022 and 2021, no valuation allowance was considered necessary.

1. **Summary of Significant Accounting Policies, Continued:**

    Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense are incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

    Intangible Assets: Intangible assets are stated cost and consist of patents for the Company's designs. The intangible assets were fully amortized as of December 31, 2022 and 2021. Amortization expense was $821 in 2021.

    Paycheck Protection Program Loan: The Company's policy was to account for the Paycheck Protection Program loan ("PPP loan") as debt. The Company recorded the PPP loan as a liability until the loan was entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded in other income in the 2021 statement of operations (see Note 3).

    Revenue Recognition: Effective January 1, 2021, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which provides guidance for revenue recognition. The guidance affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard effective January 1, 2021, under the modified retrospective transition method. The adoption of the standard did not have a material impact on the Company's beginning of year stockholder's deficit or revenue.

    The Company's revenues primarily result from the sale of tangible products to commercial customers who use the products in their own service offers or resell the goods. Orders from customers are considered contracts and revenue is recognized when the underlying performance obligations are satisfied and the risks and rewards of ownership have been transferred to the customer, which generally occurs upon shipment of the finished product.

    Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected at the time the product is shipped.

    There were no contract assets as of December 31, 2022 and 2021. Contract liabilities consist of customer deposits and totaled $49,368 at December 31, 2022, $61,690 at December 31, 2021 and $61,743 at December 31, 2020.

1. **Summary of Significant Accounting Policies, Continued:**

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from revenue and cost of goods sold.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $239,203 for 2022 and $164,196 for 2021.

Income Taxes: The Company's deferred income taxes are based on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to stock-based payments, which requires that stock-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

New Accounting Guidance: In February 2016, the FASB issued ASU 2016-02 *Leases (Topic 842)*, which requires companies with leases to recognize on their balance sheets the assets and liabilities generated by lease contracts longer than a year. The standard requires entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of future rental payments. The Company adopted the standard effective January 1, 2021, using the modified retrospective approach. The adoption of the new standard resulted in recording a right of use asset of $119,588 and lease liability of $128,218 on the Company's balance sheets.

1. **Summary of Significant Accounting Policies, Continued:**

    New Accounting Guidance, Continued: In June 2016, the FASB issued ASU 2016-13 *Financial Instruments – Credit Losses*, which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The new standard will be effective for periods beginning after December 15, 2022, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

    Subsequent Events: Management has evaluated subsequent events through February 24, 2023, the date the financial statements were available to be issued, and has determined that, except as disclosed below, there are no other subsequent events to be reported in the accompanying financial statements.

    Effective January 19, 2023, the Company executed a stock split wherein each share of common stock is divided into fifty shares.

2. **Property and Equipment:**

    Property and equipment consisted of the following at December 31:

	2022	2021
Office equipment	$ 36,127	$ 36,127
Software costs	166,894	166,894
Tooling	5,455,124	5,422,197
	5,658,145	5,625,218
Less accumulated depreciation	(4,402,378)	(3,790,879)
	$ 1,255,767	$ 1,834,339

    Depreciation expense was $611,499 for 2022 and $743,319 for 2021.

3. **Paycheck Protection Program Loan:**

    In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan ("PPP Loan") to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

    During January 2021, the Company received a PPP loan in the amount of $164,600 with a maturity date of January 2026. The loan accrued interest at 1%. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loan was uncollateralized and was fully guaranteed by the Federal government.

3. **Paycheck Protection Program Loan, Continued:**

As of December 31, 2021, the Company had used all of the loan proceeds for qualifying costs and was approved for full forgiveness of the loan in August 2021. As such, the Company reflected the full amount of the loan forgiveness as other income in the accompanying statement of operations for 2021.

4. **Notes Payable:**

In January 2011, the Company entered into a term loan with an individual for $350,000. The loan bears interest at 3%, payable quarterly, is uncollateralized, and matures in July 2025. The balance of the loan was $350,000 at December 31, 2022 and 2021.

In September 2017, the Company entered into a term loan with a third-party for $1,000,000. The loan bears interest at 3.5%, is uncollateralized, and requires monthly payments of $13,750 through maturity in September 2025. The balance of the loan was $515,895 at December 31, 2022, and $656,594 at December 31, 2021.

In November 2017, the Company entered into a term loan with an owner and officer of the Company for $15,000. The loan bore no interest, was uncollateralized, and was repaid in full at maturity in July 2022. The balance of the loan was $15,000 at December 31, 2021.

In February 2018, the Company entered into a term loan with an owner and officer of the Company for $27,158. The loan bore no interest, was uncollateralized, and was repaid in full at maturity in July 2022. The balance of the loan was $27,158 at December 31, 2021.

In April 2018, the Company entered into a term loan with an owner and officer of the Company for $200,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The Company repaid $15,000 of the balance in each of 2021 and 2022. The balance of the loan was $170,000 at December 31, 2022, and $185,000 at December 31, 2021.

In August 2018, the Company entered into a term loan with an owner and officer of the Company for $250,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The Company repaid $50,000 of the balance in 2021. The balance of the loan was $200,000 at December 31, 2022 and 2021.

In October 2019, the Company entered into five subordinated convertible notes payable for a total of $1,246,500 with owners, officers, and investors of the Company. The notes bear interest at 4.5%, with payments of interest only due every two years. The principal of the notes is due at maturity in July 2025. The note contains a conversion feature for common stock upon the occurrence of a qualified financing event, as defined in the notes payable, or at the option of the note holder at maturity. The conversion price depends on the trigger of the conversion. The balance of the notes payable was $1,246,500 at December 31, 2022 and 2021.

4.   Notes Payable, Continued:

Each investor also received 12 percent warrant coverage on their subordinated convertible notes payable. The warrant entitles the holder to purchase the number of shares of common stock equal to 12% of the principal amount of convertible notes payable divided by $310. The warrant exercise price of Common Stock is $350 per share, and is exercisable up to five years from the initial closing. As part of this transaction, the Company issued 426 fully-vested warrants. The warrants expire if unexercised by October 2024. The Company has determined that the fair value of the warrants would not have a significant impact on the financial statements.

In May 2020, the Company entered into term loan agreement with the Small Business Administration for $150,000. In 2021, the loan was amended to provide total borrowings of $500,000. The loan bears interest at 3.75%, is collateralized by substantially all the assets of the Company, and requires monthly payments, beginning after the first anniversary of the loan, of $2,516 through maturity in April 2050. The balance of the loan was $500,000 at December 31, 2022, and $499,638 at December 31, 2021.

In June 2020, the Company entered into a financing agreement with a commercial provider for $68,720. The loan bears interest at 14.8%, is collateralized by certain equipment, and requires monthly payments of $2,347 through maturity in May 2023. The balance of the loan was $9,544 at December 31, 2022, and $32,451 at December 31, 2021.

In August 2020, the Company entered into a term loan with an investor for $1,050,000. The loan bears interest at 2.99%, is uncollateralized, and requires monthly interest-only payments until maturity in July 2025. In 2021, $800,000 of the loan was redeemed for common stock. The balance of the loan was $250,000 at December 31, 2022 and 2021.

In August 2020, the Company entered into a term loan with an investor and affiliate of an officer of the Company for $1,025,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The balance of the loan was $1,025,000 at December 31, 2022 and 2021.

In October 2022, the Company entered into a short-term loan with a commercial provider for $100,000. The loan bears interest at 9% and is repayable in six equal monthly payments of $17,417. The balance of the loan was $66,917 at December 31, 2022.

The Company's non-interest-bearing loans totaled $1,395,000 at December 31, 2022, and $1,452,158 at December 31, 2021. The Company has determined that imputed interest expense would not have a significant impact on the financial statements.

4. **Notes Payable, Continued:**

The expected maturities of long-term debt as of December 31, 2022, are as follows:

Year	Amount
2023	$ 236,960
2024	166,917
2025	3,465,516
2026	12,996
2027	13,492
Thereafter	437,975
	$ 4,333,856

5. **Stockholders' Equity:**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 200,000 shares of common stock at no par value per share. In November 2022, the Company amended its articles of incorporation such that it is now authorized to issue 6,000,000 shares of common stock at no par value per share. The Company had 60,449 shares issued and outstanding at December 31, 2022 and 2021.

6. **Stock Option Plan:**

The Company has granted options to certain employees pursuant to the terms of its Equity Incentive Plan. Under the 2014 Stock Plan, the maximum number of shares to be granted was 10,000. Under the 2021 Stock Plan, the maximum number of shares available to be granted was 10,000. As of December 31, 2022 and 2021, there were 7,960 shares from the 2021 Stock Plan available for future issuance. Options vest in accordance with the granting document; vesting periods range from immediately to two years.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statements of operations. The Company uses the Black-Scholes pricing model to value options.

6.   **Stock Option Plan, Continued:**

A summary of the Company's stock options outstanding at December 31, 2022 and 2021 and changes during the years then ended, is presented below:

		Exercise price per share	
	Number of Options	Range of Exercise Price	Weighted Average
Outstanding, January 1, 2021	5,166	$0.01 - 350.00	$ 300.41
Granted	2,040	$0.01 - 350.00	$ 256.41
Outstanding, December 31, 2021	7,206	$0.01 - 350.00	$ 287.98
Granted	-	-	-
Outstanding, December 31, 2022	7,206	$0.01 - 350.00	$ 287.98

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2022:

	Options Outstanding at December 31, 2022			Options Exercisable at December 31, 2022	
Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.01	150	4.00		150	
$ 255.00	500	5.00		500	
$ 256.41	2,040	8.84		2,040	
$ 290.00	2,600	2.37		2,600	
$ 350.00	1,916	6.59		1,916	
Total	7,206		$ 287.98	7,206	$ 287.98

6.   **Stock Option Plan, Continued:**

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2021:

Range of Exercise Prices	Options Outstanding at December 31, 2021			Options Exercisable at December 31, 2021	
	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.01	150	5.00		150	
$ 255.00	500	6.00		500	
$ 256.41	2,040	9.84		2,040	
$ 290.00	2,600	3.37		2,600	
$ 350.00	1,916	7.59		1,916	
Total	7,206		$ 287.98	7,206	$ 287.98

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2021 are as provided below:

	2021
Stock price	$256.41
Expected life of options (in years)	3 yrs
Exercise price	$0.01 - 350.00
Expected stock price volatility	47.80%
Discount rate - bond equivalent yield	1.20%

The Company recognized stock compensation expense of $54,489 in 2022 and $119,998 in 2021.

7. **Leases:**

The Company leases office space under a non-cancellable operating lease agreement that expires in May 2023. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the standard was adopted on the present value of the future lease payments using a discount rate of 0.11%, the estimated risk free rate. The Company elected the practical expedient to not separate the non-lease components.

The entire operating lease liability is expected to mature in 2023.

Rent expense, recorded on a straight-line basis, for 2022 and 2021 was $49,560 and is included as a component of general and administrative expenses on the accompanying statement of operations. Cash paid toward the operating lease liability exceeded rent expense by $840 in 2021 and $4,440 in 2022.

8. **Retirement Plan:**

The Company sponsors a Simple 401(k) plan for its employees. The plan is available to all full time employees upon beginning after 3 months of employment with the Company. The Company does not offer a matching contribution but may make discretionary contributions. No such contributions were made for 2022 or 2021.

9. **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $7,000,000 at December 31, 2022, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

CERTIFICATION

I, Eric C. Hudson, Principal Executive Officer of Recycline, Inc., hereby certify that the financial statements of Recycline, Inc. included in this Report are true and complete in all material respects.

Eric C. Hudson

Founder & CEO